Points International Reports First Quarter 2019 Results
- Reaffirms Full Year Guidance -
- Highlights Progress On All Three Business Segments -

TORONTO – May 9, 2019 – Points International Ltd. (TSX: PTS) (Nasdaq: PCOM) (Points or the Company), the global leader in powering loyalty commerce, is reporting financial results for the first quarter ended March 31, 2019.

Unless otherwise noted, all comparisons are on a year-over-year basis and all amounts are in USD. The complete first quarter Condensed Consolidated Interim Financial Statements and Management Discussion & Analysis, including segmented results, are available at www.sedar.com and www.sec.gov.

First Quarter 2019 Financial Summary (vs. Q1 2018)

  Total revenue increased 8% to $95.9 million compared to $89.1 million.

  Gross profit1 was $13.4 million compared to $13.5 million.

  Net income was $1.8 million or $0.12 per diluted share, compared to $2.3 million or $0.16 per diluted share.

  Adjusted EBITDA2 was $4.6 million compared to $4.8 million.

Recent Operational Highlights

  In Loyalty Currency Retailing, signed multi-year contract renewals with Air France-KLM’s Flying Blue program and Shangri-La’s Golden Circle program

  Broadened the reach of its Loyalty Currency Retailing suite of services with the World of Hyatt, enabling loyalty program members the ability to use their points balances plus cash to top up seamlessly for hotel rewards

  In Points Travel, expanded partnership with the FRONTIER Miles program, enabling miles redemption for loyalty program members when booking over 300,000 hotels across the globe

  In Platform Partners, expanded Wyndham hotel partnership with launch of new online earn mall and inclusion in Marathon Fuel program; launched new bonus mile initiative with FTD Flowers

  First full quarter of Amadeus partnership with initial integration of sales and account management process alongside product development

Management Commentary

“Overall, our first quarter has performed as expected. We remain on track to achieve our growth targets for both 2019 as well as our multi-year outlook. As per our reiterated guidance, we continue to expect solid annual growth in 2019, and are making progress on key elements of our Long Term Strategic plan to significantly grow our business.

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1 Gross profit is defined as total revenue less the direct cost of revenue. Gross profit is considered by management to be an integral measure of financial performance and represents the amount of revenues retained by the Company after incurring direct costs. However, gross profit is not a recognized measure of profitability under IFRS.

2 Adjusted EBITDA (Earnings before income tax expense, depreciation and amortization, foreign exchange, finance costs and equity-settled share-based compensation) is considered by management to be a useful supplemental measure when assessing financial performance. Management believes that adjusted EBITDA is an important indicator of the Company’s ability to generate liquidity through operating cash flow to fund future capital expenditures and working capital needs. However, adjusted EBITDA is not a measure of financial performance under IFRS and should not be considered a substitute for Net Income, which we believe to be the most directly comparable IFRS measure.

“The first quarter saw continued execution of our key growth initiatives,” said CEO Rob MacLean. “These can be broken down into three key drivers: signing new partnerships, cross-selling existing partners and growing existing in-market initiatives. Furthermore, we see geographic expansion, targeting new verticals and corporate development as key accelerants to this proven growth strategy.

“We continued to make steady progress across all three business segments, with long term partnership renewals in Europe and Asia, upsells in both the Loyalty Currency Retailing and Points Travel Services and new launches in the Platform Partners business. Also encouraging is a very active business development pipeline that has us working on a number of new launches expected later this year.

“Additionally, subsequent to the quarter, we nominated two new directors to join the board, Leontine Atkins and Jane Skoblo. These industry veterans each bring unique backgrounds and skill sets to fill critical roles, and their leadership experience will be an invaluable asset to our board.

“As we look ahead, we remain on track to meet our annual guidance expectations and continue to expect the majority of our year-over-year growth in 2019 to occur in the second half due to unique industry dynamics in 2018. Our strong track record of growth over the last five years provides us with the confidence in achieving the financial goals we’ve laid out for the next several years, as we aim to grow gross profit to the high-$90 million range and more than double adjusted EBITDA to the mid-$40 million range by 2022.”

First Quarter 2019 Financial Results

Total revenue in the first quarter of 2019 increased 8% to $95.9 million compared to $89.1 million in the prior year quarter. Principal revenue increased 8% to $90.0 million compared to $83.3 million, and other partner revenue increased 2% to $5.9 million compared to $5.8 million.

Gross profit in the first quarter was $13.4 million compared to $13.5 million in the prior year quarter. The slight decline was primarily driven by exceptionally strong performance in the prior year quarter due to heightened promotional activity from a hotel partner, along with the previously disclosed transition of a Middle Eastern partner in 2018.

Total adjusted operating expenses3 in the first quarter of 2019 were $9.0 million compared to $8.8 million in the prior year quarter.

Net income was $1.8 million or $0.12 per diluted share, compared to $2.3 million or $0.16 per share in the prior year quarter.

Adjusted EBITDA in the first quarter was $4.6 million compared to $4.8 million in the prior year quarter. This was primarily driven by the aforementioned decline in gross profit. Effective margin, which is defined as adjusted EBITDA as a percentage of gross profit, was 34.7% compared to 35.5% from the prior year, which remains in our expected range.

At March 31, 2019, total funds available, comprised of cash and cash equivalents together with restricted cash and funds receivable from payment processors, was $76.4 million compared to $83.1 million at December 31, 2018. The company remains debt free.

During the first quarter, Points repurchased for cancellation approximately 220,000 common shares at an average price of $11.18 per share through its Automatic Share Purchase Plan in conjunction with its Normal Course Issuer Bid (NCIB).

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3 Adjusted operating expenses consist of employment expenses excluding equity-settled share-based compensation, marketing and communications, technology services and other operating expenses. Adjusted operating expense is not a measure of financial performance under IFRS and should not be considered a substitute for total operating expenses, which we believe to be the most directly comparable IFRS measure.

2019 Outlook

Points’ in-year growth expectations remain unchanged with expected gross profit to range between $56.5 million and $62.5 million, reflecting approximately 5% to 15% growth compared to 2018 and adjusted EBITDA to range between $19.5 million and $22.5 million, reflecting approximately 5% to 20% growth from 2018.

Conference Call

Points will hold a conference call today at 4:30 p.m. Eastern time to discuss its first quarter 2019 results, followed by a question-and-answer session.

Date: Thursday, May 9, 2019
Time: 4:30 p.m. Eastern time (1:30 p.m. Pacific time)
Toll-free dial-in number: 1-877-407-0784
International dial-in number: 1-201-689-8560
Conference ID: 13690165

Please call the conference telephone number 5-10 minutes prior to the start time, and an operator will register your name and organization. If you have any difficulty connecting with the conference call, please contact Gateway Investor Relations at 1-949-574-3860.

A replay of the conference call will be available after 7:30 p.m. Eastern time on the same day through May 23, 2019.

Toll-free replay number: 1-844-512-2921
International replay number: 1-412-317-6671
Replay ID: 13690165

About Points International Ltd.

Points (TSX: PTS) (Nasdaq: PCOM) provides loyalty e-commerce and technology solutions to the world's top brands to power innovative services that drive increased loyalty program revenue and member engagement. The Company has a growing network of nearly 60 global loyalty programs integrated into its unique Loyalty Commerce Platform. Points offers three core private or co-branded services: its Loyalty Currency Retailing service, which retails loyalty points and miles directly to consumers; its Platform Partners service, which offers developers transactional access to dozens of loyalty programs and hundreds of millions of members via a package of APIs; and its Points Travel service, which helps loyalty programs increase revenue from hotel bookings, while enabling members to more effectively earn and redeem loyalty rewards. Points is headquartered in Toronto, with offices in San Francisco and London.

For more information, please visit company.points.com, follow Points on Twitter (@PointsLoyalty) or read the Points blog. For Points' financial information, visit investor.points.com.

Caution Regarding Forward-Looking Statements

This press release contains or incorporates forward-looking statements within the meaning of United States securities legislation, and forward-looking information within the meaning of Canadian securities legislation (collectively, "forward-looking statements"). These forward-looking statements include, among other things, expected benefits of the long term strategic partnership with Amadeus, our gross profit and Adjusted EBITDA goals for 2022 and ability to deliver on those goals, our core growth strategies, new initiatives to be implemented in 2019, including ramping or establishing non-loyalty partners, expansions into international markets and more aggressive deployment of our services, and our guidance for 2019 with respect to gross profit and adjusted EBITDA. These statements are not historical facts but instead represent only Points' expectations, estimates and projections regarding future events.

Although Points believes the expectations reflected in such forward-looking statements are reasonable, such statements are not guarantees of future performance and are subject to important risks and uncertainties that are difficult to predict. Certain material assumptions or estimates are applied in making forward-looking statements, and actual results may differ materially from those expressed or implied in such statements. Undue reliance should not be placed on such statements. In particular, the financial outlooks herein assume Points will be able to maintain its existing contractual relationships and products, that such products continue to perform in a manner consistent with Points' past experience, that Points will be able to generate new business from our pipeline at expected margins, our in-market and newly launched products and services will perform in a manner consistent with the Company's past experience and we will be able to contain costs. Our ability to convert our pipeline of prospective partners and products and cross-sell existing partners is subject to significant risk and there can be no assurance that we will launch new partners or new products with existing partners as expected or planned nor can there be any assurance that Points will be successful in maintaining its existing contractual relationships or maintaining existing products with existing partners. Other important risk factors that could cause actual results to differ materially include the risk factors discussed in Points' annual information form, Form-40-F, annual and interim management's discussion and analysis, and annual and interim financial statements and the notes thereto. These documents are available at www.sedar.com and www.sec.gov.

The forward-looking statements contained in this press release are made as at the date of this release and, accordingly, are subject to change after such date. Except as required by law, Points does not undertake any obligation to update or revise any forward-looking statements made or incorporated in this press release, whether as a result of new information, future events or otherwise.

Non-GAAP Financial Measures

The Company’s financial statements are prepared in accordance with International Financial Reporting Standards ("IFRS"). Management uses certain non-GAAP measures, which are defined in the appropriate sections of this press release, to better assess the Company’s underlying performance. These measures are reviewed regularly by management and the Company's Board of Directors in assessing the Company’s performance and in making decisions about ongoing operations. In addition, we use certain non-GAAP measures to determine the components of management compensation. We believe that these measures are also used by investors as an indicator of the Company’s operating performance. Readers are cautioned that these terms are not recognized GAAP measures and do not have a standardized GAAP meaning under IFRS and should not be construed as alternatives to IFRS terms, such as net income.

Investor Relations Contact

Sean Mansouri, CFA or Cody Slach
Gateway Investor Relations
1-949-574-3860
IR@points.com

Points International Ltd.
Key Financial Measures and Schedule of Non-GAAP Reconciliations

Gross Profit Information[1]

Expressed in thousands of United States dollars

	For the three months ended

	March 31, 2019	March 31, 2018

Total Revenue	$95,943	$89,110
Direct cost of revenue	82,577	75,594
Gross Profit	$13,366	$13,516
Gross Margin	14%	15%

[1] Gross Profit is defined as total revenues less the direct cost of revenue. Gross profit is considered by management to be an integral measure of financial performance and represents the amount of revenues retained by the Company after incurring direct costs. However, gross profit is not a recognized measure of profitability under IFRS.

Points International Ltd.
Key Financial Measures and Schedule of Non-GAAP Reconciliations

Reconciliation of Gross Profit to Contribution [2]

Expressed in thousands of United States dollars

	For the three months ended

	March 31, 2019	March 31, 2018

Gross Profit	$13,366	$13,516
Less:
Direct adjusted operating expenses [3]	5,695	5,539
Contribution	$7,671	$7,977

[2] Contribution is defined as Gross profit less direct adjusted operating expenses. Contribution is considered by Management to be a useful supplemental measure when assessing financial performance. Management believes that Contribution is an important indicator of the Company’s segment profitability. However, Contribution is not a recognized measure of profitability under IFRS.
[3] Direct adjusted operating expenses is defined as expenses which are directly attributable to each operating segment. Direct adjusted operating expenses is not a measure of financial performance under IFRS.

Points International Ltd.
Key Financial Measures and Schedule of Non-GAAP Reconciliations

Contribution by Line of Business

Expressed in thousands of United States dollars

	For the three months ended

	March 31, 2019	March 31, 2018

Loyalty Currency Retailing
Revenue	93,618	86,607
Gross Profit	11,185	11,159
Direct adjusted operating expenses	3,185	3,254
Contribution	8,000	7,905

Platform Partners
Revenue	1,891	2,037
Gross Profit	1,751	1,903
Direct adjusted operating expenses	947	1,015
Contribution	804	888

Points Travel
Revenue	434	466
Gross Profit	430	454
Direct adjusted operating expenses	1,563	1,270
Contribution	(1,133)	(816)

Points International Ltd.
Key Financial Measures and Schedule of Non-GAAP Reconciliations

Reconciliation of Net Income to Adjusted EBITDA [4]

Expressed in thousands of United States dollars

	For the three months ended

	March 31, 2019	March 31, 2018

Net Income	$1,757	$2,258
Finance costs	76
Equity-settled share-based payment expense	1,217	975
Income tax expense	685	862
Depreciation and Amortization	1,142	866
Foreign exchange gain	(244)	(158)
Adjusted EBITDA	$4,633	$4,803

[4] Adjusted EBITDA (Earnings before income tax expense, finance costs, depreciation and amortization, foreign exchange and equity-settled share-based payment expense) is considered by management to be a useful supplemental measure when assessing financial performance. Management believes that adjusted EBITDA is an important indicator of the Company’s ability to generate liquidity through operating cash flow to fund future capital expenditures and working capital needs. However, adjusted EBITDA is not a measure of financial performance under IFRS and should not be considered a substitute for Net Income, which we believe to be the most directly comparable IFRS measure.

Points International Ltd.
Key Financial Measures and Schedule of Non-GAAP Reconciliations

Reconciliation of Total Operating Expenses to Adjusted Operating Expenses [5]

Expressed in thousands of United States dollars

	For the three months ended

	March 31, 2019	March 31, 2018

Total Operating Expenses	$11,110	$10,473
Subtract (add):
Depreciation and amortization	1,142	866
Foreign exchange gain	(244)	(158)
Equity-settled share-based payment expense	1,217	975
Adjusted Operating Expenses	$8,995	$8,790

[5] Adjusted operating expenses consists of employment expenses excluding equity-settled share-based payment expense, marketing & communications, technology services, and other operating expenses. Adjusted operating expenses is not a measure of financial performance under IFRS and should not be considered a substitute for total operating expenses, which we believe to be the most directly comparable IFRS measure.

Points International Ltd.
Condensed Consolidated Interim Statements of Financial Position

Expressed in thousands of United States dollars
(Unaudited)

	March 31,	December 31,
As at	2019	2018[6]

ASSETS
Current assets
Cash and cash equivalents	$68,321	$69,131
Restricted cash	500	500
Funds receivable from payment processors	7,578	13,512
Accounts receivable	7,090	9,318
Prepaid taxes	374	383
Prepaid expenses and other assets	3,617	3,618
Total current assets	$87,480	$96,462

Non-current assets
Property and equipment	2,583	2,351
Right-of-use assets	3,905	-
Intangible assets	13,668	13,952
Goodwill	7,130	7,130
Deferred tax assets	2,406	2,645
Total non-current assets	$29,692	$26,078
Total assets	$117,172	$122,540

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	$8,590	$9,489
Income taxes payable	47	117
Payable to loyalty program partners	64,636	69,749
Current portion of lease liabilities	1,243	-
Current portion of other liabilities	1,085	1,680
Total current liabilities	$75,601	$81,035

Non-current liabilities
Lease liabilities	3,107	-
Other liabilities	97	495
Total non-current liabilities	$3,204	$495

Total liabilities	$78,805	$81,530

SHAREHOLDERS’ EQUITY
Share capital	53,747	53,886
Contributed surplus	-	4,446
Accumulated other comprehensive loss	(264)	(646)
Accumulated deficit	(15,116)	(16,676)
Total shareholders’ equity	$38,367	$41,010
Total liabilities and shareholders’ equity	$117,172	$122,540

[6] The Company has initially applied IFRS 16 at January 1, 2019, using the modified retrospective approach. Under this approach, comparative information is not restated.

Points International Ltd.
Condensed Consolidated Interim Statements of Comprehensive Income

Expressed in thousands of United States dollars, except per share amounts
(Unaudited)

For the three months ended March 31	2019	2018[7]

REVENUE
Principal	$90,006	$83,307
Other partner revenue	5,937	5,803
Total Revenue	95,943	89,110
Direct cost of revenue	82,577	75,594
Gross Profit	$13,366	$13,516

OPERATING EXPENSES
Employment costs	7,636	6,714
Marketing and communications	379	403
Technology services	617	495
Depreciation and amortization	1,142	866
Foreign exchange gain	(244)	(158)
Other Operating expenses	1,580	2,153
Total Operating Expenses	$11,110	$10,473

Finance income	(262)	(77)
Finance costs	76	-

INCOME BEFORE INCOME TAXES	$2,442	$3,120

Income tax expense	685	862
NET INCOME	$1,757	$2,258

OTHER COMPREHENSIVE INCOME (LOSS)
Items that will subsequently be reclassified to profit or loss:
Unrealized gain (loss) on foreign exchange derivative
designated as cash flow hedges	238	(430)
Income tax effect	(63)	113
Reclassification to net income of loss (gain) on foreign
exchange derivatives designated as cash flow hedges	249	(171)
Income tax effect	(66)	45

Foreign currency translation adjustment	24	-
Other comprehensive income (loss) for the period,
net of income tax	$382	$(443)

TOTAL COMPREHENSIVE INCOME	$2,139	$1,815

EARNINGS PER SHARE
Basic earnings per share	$0.13	$0.16
Diluted earnings per share	$0.12	$0.16

[7] The Company has initially applied IFRS 16 at January 1, 2019, using the modified retrospective approach. Under this approach, comparative information is not restated.

Points International Ltd.
Condensed Consolidated Interim Statements of Changes in Shareholders’ Equity

		Attributable to equity holders of the Company
Expressed in thousands of United States dollars				Accumulated
except number of shares				other		Total
(Unaudited)			Contributed	comprehensive	Accumulated	shareholders’
	Share Capital		Surplus	income (loss)	deficit	equity
	Number of	Amount
	Shares

Balance at December 31, 2018	14,111,864	$53,886	$4,446	$(646)	$(16,676)	$41,010
Net income	-	-	-	-	1,757	1,757
Other comprehensive income, net of tax	-	-	-	382	-	382
Total comprehensive income	-	-	-	382	1,757	2,139
Effect of share option compensation plan	-	-	146	-	-	146
Effect of RSU compensation plan	-	-	1,071	-	-	1,071
Share issuances – options exercised	2,338	28	(7)	-	-	21
Settlement of RSUs	-	1,277	(4,242)	-	-	(2,965)
Share capital held in trust	-	(599)	-	-	-	(599)
Shares repurchased and cancelled	(219,641)	(845)	(1,414)	-	(197)	(2,456)
Balance at March 31, 2019	13,894,561	$53,747	$-	$(264)	$(15,116)	$38,367

Balance at December 31, 2017	14,561,450	$56,394	$10,647	$374	$(24,468)	$42,947
Net income	-	-	-	-	2,258	2,258
Other comprehensive loss, net of tax	-	-	-	(443)	-	(443)
Total comprehensive income	-	-	-	(443)	2,258	1,815
Effect of share option compensation plan	-	-	33	-	-	33
Effect of RSU compensation plan	-	-	942	-	-	942
Share issuances – RSUs		722	(722)	-	-	-
Share capital held in trust	-	(2,804)	-	-	-	(2,804)
Shares repurchased and cancelled	(133,463)	(499)	(945)	-	-	(1,444)
Balance at March 31, 2018	14,427,987	$53,813	$9,955	$(69)	$(22,210)	$41,489

Points International Ltd.
Condensed Consolidated Interim Statements of Cash Flows
Expressed in thousands of United States dollars
(Unaudited)

For the three months ended March 31	2019	2018[8]

Cash flows from operating activities
Net income for the period	$1,757	$2,258
Adjustments for:
Depreciation of property and equipment	288	221
Depreciation of right-of-use assets	283	-
Amortization of intangible assets	571	645
Unrealized foreign exchange (gain) loss	(123)	420
Equity-settled share-based payment transactions	1,217	975
Finance costs	76	-
Deferred income tax expense (recovery)	110	(194)
Unrealized net gain (loss) on derivative contracts designated as
cash flow hedges	487	(601)
Changes in non-cash balances related to operations	1,471	8,817
Interest paid	(76)	-
Net cash provided by operating activities	$6,061	$12,541

Cash flows from investing activities
Acquisition of property and equipment	(520)	(314)
Additions to intangible assets	(287)	(297)
Net cash used in investing activities	$(807)	$(611)

Cash flows from financing activities
Payment of lease liabilities	(212)	-
Proceeds from exercise of share options	21	-
Shares repurchased and cancelled	(2,456)	(1,444)
Purchase of share capital held in trust	(599)	(2,804)
Taxes paid on net settlement of RSUs	(2,965)	-
Net cash used in financing activities	$(6,211)	$(4,248)

Effect of exchange rate fluctuations on cash held	147	(420)

Net increase in cash and cash equivalents	$(810)	$7,262
Cash and cash equivalents at beginning of the period	$69,131	$63,514
Cash and cash equivalents at end of the period	$68,321	$70,776

Interest Received	$262	$60
Taxes Paid	$(614)	$(1,127)

Amounts received for interest and paid for taxes were reflected as operating cash flows in the condensed consolidated interim statements of cash flows.
(8) The Corporation has initially applied IFRS 16 at January 1, 2019, using the modified retrospective approach. Under this approach comparative information is not restated.